

May 11, 2023

Shawn M. Guertin
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

> **Re: CVS Health Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-01011**

Dear Shawn M. Guertin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Analysis
Health Care Benefits Segment, page 79

1. Your disclosure in the last paragraph on page 80 indicates that "[b]ased on the Company's membership at December 31, 2022, 21% of the Company's Medicare Advantage members were in plans with 2023 star ratings of at least 4.0 stars, compared to 87% of the Company's Medicare Advantage members being in plans with 2022 star ratings of at least 4.0 stars based on the Company's membership at December 31, 2021." We also note that your 2023 star ratings will be used to determine which of your Medicare Advantage plans have four stars or higher and qualify for bonus payments in 2024. Please revise to quantify, if material, the impact that the significant decline in your plans with four stars or higher could have on your bonus payments in future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or Suying Li at (202) 551-3335 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services